CPI AEROSTRUCTURES, INC.

91 Heartland Blvd.

Edgewood, NY 11717

December 12, 2017

Melissa Raminpour

Branch Chief

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	CPI Aerostructures, Inc.
Form 10-K for the Year Ended December 31, 2016
Filed March 8, 2017
File No.: 001-11398

Dear Ms. Raminpour:

CPI Aerostructures, Inc. (the “Company”) responds as follows to the Staff’s comment letter, dated November 30, 2017, relating to the above-captioned Form 10-K. Please note that, for the Commission Staff’s convenience, we have recited each of the Staff’s comments and provided the response to each comment immediately thereafter.

Form 10-K for the Year Ended December 31, 2016 Filed March 8, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Adjusted Earnings, page 23

1.	On pages 23 and 24, you present a full non-GAAP income statement when reconciling non-GAAP measures to the most directly comparable GAAP measures. Please be advised it is not appropriate to present a full non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measure. Please revise and reconcile without presenting a full non-GAAP income statement. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

In response to your comment regarding non-GAAP measures, we acknowledge your comment and point out that we are no longer using or disclosing non-GAAP measures in our filings. If, in the future, we disclose non-GAAP measures we will specifically prepare such disclosure following the guidance provided in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Securities and Exchange Commission

December 12, 2017

2.	Please revise to disclose revenues from external customers for each product and service or each group of similar products and services in accordance with ASC 280-10-50-40. Also, in light of your disclosure on page 3 that you provide engineering, program management, supply chain management, and MRO services, please revise your statements of operations to present revenue from products and services separately if the amount related to these services is over 10%. Refer to Rule 5-03.1 of Regulation S-X.

In response to your request to provide further detail on revenues which were generated from the products and services of the Company based on FASB ASC paragraph 280-10-50-40, the Company respectfully believes further breakout of the “Segment Sales and Other Operating Revenues” is not required. In reaching this conclusion, the Company considered the guidance related to the segment aggregation criteria in ASC 280-10-50-11. Specifically, we note that our products are similar in nature, have similar production processes, classes of customers and degree of risk and opportunities for growth.

Additionally, in response to your comment that on page 3 we disclose that we provide engineering, program management and supply chain management services, such services are only provided in conjunction with the production of an aerospace product. We do not provide such services on a stand-alone basis as a separate revenue stream. In addition, revenues from external customers by service are not reviewed by the Company’s Board of Directors or Chief Operating Decision Maker, and presentation of such data does not reflect the way the Company’s business is managed.

Lastly, MRO services comprise less than 1% of our revenue and are therefore not disclosed separately because they are immaterial.

* * * * * *

Finally, the Company acknowledges the following:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

December 12, 2017

If the Staff has any further questions or comments regarding the information in this letter, kindly contact the undersigned.

Sincerely,

By:	/s/ Vincent Palazzolo
Chief Financial Officer